ONE HORIZON GROUP

34 South Molton Street

London W1K 5RG, United Kingdom

August 6, 2018

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joshua Shainess

Re:	One Horizon Group, Inc. Registration Statement on Form S-3 File No. 333-225945

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, One Horizon Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-225945), as amended (the "Registration Statement"), be declared effective at 10:00 a.m. (Washington D.C. time), on August 7, 2018, or as soon thereafter as practicable.

Please call Vincent J. McGill at (212) 324-1876 or Mark Orenstein at (212) 324-1877 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Martin Ward
Martin Ward
Chief Financial Officer